UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company"), dated March 25, 2010, announcing the Company's acquisition of a Capesize newbuilding and the employment of that vessel on a ten year time charter.

    This report on Form 6-K, except for the section entitled "Akis Tsirigakis, President and CEO of Star Bulk, commented," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK SIGNS CAPESIZE NEWBUILDING CONTRACT,
AGREES TO TEN YEAR TIME CHARTER

ATHENS, GREECE, March 25, 2010 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), today announced that it has signed a contract with ship builder Hanjin to build a Capesize vessel of 180,000 deadweight tons, at a price of $53.5 million with expected delivery in September 2011.

The Company has also entered into a ten year time charter agreement for the vessel with STX Panocean at a gross daily hire of $24,750.

Star Bulk has also received offers for debt financing of up to 70% of the vessel’s price at favorable financing cost/terms and expects to complete the financing within the second quarter of 2010. The Company has not yet decided the ratio of Company cash to senior debt that it will utilize in this acquisition.

Akis Tsirigakis, President and CEO of Star Bulk, commented: "We are pleased to grow organically with the acquisition of a newbuilding Capesise vessel from a high quality ship builder. This deal involved the challenge of putting all required elements together simultaneously, namely, quality builder, competitive price, good contracted employment, quality counterparty and competitive financing. The vessel contract was achieved at a very favorable price considering recent similar newbuildings. We are also pleased that our senior debt lenders continue to support our acquisition plans via offers of favourable financing terms.

Currently, our fleet is contracted for 92% of 2010 and 58% of 2011 operating days, amongst the highest contract coverage in the industry, providing future earnings visibility. We continue to focus on enhancing shareholder value, supported by our strong balance sheet and liquidity."

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol “SBLK”. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with definitive agreements to buy one and sell one Capesize vessel as well as to build one Capesize vessel. The total fleet consists of five Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,282,377 deadweight tons. The average age of our current operating fleet is 10.3 years.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company :
George Syllantavos
CFO
Star Bulk Carriers Corp.
c/o Star bUlk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)
Date: March 31, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name: Title:	Prokopios Tsirigakis Chief Executive Officer and President